Exhibit 99.1

Pixie Dust Technologies, Inc. Sets

Press Conference for Wednesday, October 18th at 9:00 PM EST

New York, NY and Tokyo, Japan, October 17, 2023 – Pixie Dust Technologies, Inc. (Nasdaq: PXDT) (the “Company”), a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology, will hold a press conference on Wednesday, October 18, 2023 at 9:00 PM Eastern time to discuss the recent Nasdaq listing and proprietary product developments.

The Company’s management will host the press conference, followed by a question and answer period.

Date: Wednesday, October 18, 2023

Time: 9:00 PM Eastern Time (6:00 PM Pacific Time)

Zoom Link: https://us06web.zoom.us/j/86132611843?pwd=APwLoH1Z2Lgp1dIfMXFf8_Wx9RnZ-w.oKNC26kmKZnNa-EW

Access Code: 446583

Please join the zoom link 5-10 minutes prior to the start time. If you have any difficulty connecting with the press conference, please contact Gateway Group at (949) 574-3860.

About Pixie Dust Technologies, Inc.

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology. The Company is currently focusing on two areas of product development: (1) “Personal Care & Diversity”, where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and (2) “Workspace & Digital Transformation,” where metamaterials (technology that creates properties through structure rather than material) and solutions to commercial design problems, such as in offices or construction sites, are applied.

Pixie Dust Technologies Investor Relations Contact:

Email: PXDT_IR@pixiedusttech.com

Gateway Group, Inc.

John Yi and Luke Johnson

Email: pixie@gateway-grp.com